1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

Stuart Strauss

stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

July 11, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”) (formerly Market Vectors ETF Trust) (File Nos. 333-123257 and 811-10325)

Dear Mr. Gregory:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors EM Investment Grade + BB Rated USD Sovereign Bond ETF (the “Fund”) (formerly Market Vectors EM Investment Grade + BB Rated USD Sovereign Bond ETF), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2016. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be incorporated into the Fund’s Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

general

Comment 1.	Please confirm supplementally that all missing or bracketed information in the Registration Statement will be incorporated in a subsequent Post-Effective Amendment.

Response 1. We hereby confirm that all missing or bracketed information has been incorporated.

Comment 2.	The Staff requests that the Trust provide Fee Table information as a separate correspondence filing in advance of the effective date.

Response 2. We hereby confirm that the fee table information was filed via EDGAR as separate correspondence prior to the effective date of this registration statement.

Comment 3.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 3. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence.

Comment 4.	The Staff notes that the Registration Statement may not go effective until the Trust receives its 19b-4 Order. Please file BXT amendments until the 19b-4 Order is received.

Response 4. We respectfully acknowledge the comment; however, a 19b-4 application was not required for the Fund.

PROSPECTUS

Comment 5.	Please supplementally confirm that the fee waiver and expense reimbursement will extend for more than 1 year from the effective date of the Fund’s registration statement. If not, please delete footnote (b) and make appropriate disclosure changes in the Fund’s registration statement.

Response 5. We hereby confirm that the expense limitation will continue for a period of at least one year from the date of the Fund’s registration statement.

Comment 6.	Please revise the “Summary Information—Principal Investment Strategies” section to briefly describe the index rules based methodology as it relates to the principal investment strategy of the Fund. For instance, please describe the following: definition of an emerging market country, expected percentages of investment grade and non-investment grade securities and rating ranges of portfolio securities (in particular, junk bonds).

Response 6. We respectfully acknowledge your comment. This disclosure has been revised to reflect the maximum weight of non-investment grade bonds.

Comment 7.	Please revise the “Summary Information—Principal Investment Strategies” section to include a list of emerging market countries included in the Index as of a recent date.

Response 7. This disclosure has been revised accordingly.

Comment 8.	Please revise the “Summary Information—Principal Investment Strategies” section to include the rebalancing strategies of the Index.

Response 8. We respectfully acknowledge your comment; however, we note that the “J.P. Morgan Custom EM Investment Grade Plus BB-Rated Sovereign USD Bond Index” section of the Prospectus provides a fulsome description of the Fund’s Index and the methodology employed by the Index Provider when selecting constituent securities for the Index. Therefore, we believe the current disclosure is appropriate.

Comment 9.	Please consider disclosing the component securities of the Fund’s 20% basket if they are a part of the Fund’s principal investment strategy (e.g., derivatives). Please include the rationale for including these securities in the Fund’s 20% basket.

Response 9. We hereby confirm that the Fund does not anticipate that any investments in its 20% basket will be part of its principal investment strategy.

Comment 10.	Please supplementally confirm that derivatives will only be included in the Fund’s 20% basket.

Response 10. We hereby confirm that the Fund’s investments in derivatives will be limited to its 20% basket.

Comment 11.	Please indicate whether and to what extent the Fund will invest in Rule 144A securities and any other unregistered securities. We note that Rule 144A securities are specifically disclosed as a principal risk of the Fund.

Response 11. There is no limit the Fund’s investments in Rule 144A securities and other unregistered securities.

Comment 12.	If appropriate, please state any regions, countries or geographic areas in which the Index was focused as of a recent date.

Response 12. We respectfully acknowledge the comment; however, we believe that the current disclosure relating to investment and risks of geographic focus is appropriate.

Comment 13.	Please explain in plain English what is meant by “Quasi-Sovereign Bonds” in the “Summary Information—Principal Risks of Investing in the Fund—Sovereign and Quasi-Sovereign Bond Risk” section.

Response 13. This disclosure has been revised to include the explanation in the “Summary Information—Principal Investment Strategies” section.

Comment 14.	Please revise the “Summary Information—Principal Investment Strategies” section to include a parenthetical indicating that below investment grade rated securities are also commonly known as “junk bonds.”

Response 14. This disclosure has been revised accordingly.

Comment 15.	We note that the “Principal Investment Strategies” section of the Prospectus states that, “As of [March 31, 2016], approximately 45% of the Index was comprised of Regulation S securities.” Please supplementally describe in detail how the Trust’s Board will determine that at least 85% of the Fund’s portfolio securities will be liquid. In that regard, we note that certain Regulation S, Rule 144A and other unregistered securities typically have relatively less liquid characteristics than other fixed income instruments.

Response 15. The Board of the Trust has approved liquidity procedures with respect to the Fund’s investments, and liquidity will be determined in accordance with the Trust’s liquidity procedures, as such procedures may be amended from time to time.

Comment 16.	Please disclose whether the Fund intends to invest over 25% of its assets in the sovereign debt of a single foreign country.

Response 16. While the Fund has no current intention to invest over 25% of its assets in the sovereign debt of a single foreign country, it reserves the ability to do so in the future in order to achieve its investment objective.

Comment 17.	We note that the “Principal Investment Strategies” section of the Prospectus states that, “As of March 31, 2016, the Index was concentrated in sovereign bonds, and quasi-sovereign bonds represented a significant portion of the Index.” Please clarify the meaning of the words ‘concentrated’ and ‘significant portion’ with respect to the securities comprising the Index as of March 31, 2016. We note that concentration relates to industries and groups of industries. Please consider the appropriateness of the term concentrated. We are not aware that sovereign debt itself is considered an industry.

Response 17. This disclosure has been revised accordingly.

Comment 18.	Please review the risk disclosure in light of current market conditions and revise/update the disclosure pursuant to recent Commission guidance (See Fund Disclosure Reflecting Risks Related to Current Market Conditions, March 2016, Guidance Update 2016-02).

Response 18. We reviewed the risk disclosure in light of Guidance Update 2016-02, and believe the current risk disclosure is appropriate.

Comment 19.	Please considering adding the following suggested risk disclosure for “Liquidity Risk of ETFs”: “In stressed market conditions, the market for a Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings.” Please also note that this adverse effect on the liquidity for the Fund’s shares in turn could also lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response 19. This disclosure has been revised accordingly.

Comment 20.	Please consider tailoring the “Principal Risks of Investing in the Fund—Risk of Investing in Emerging Market Issuers” section for emerging market sovereign and quasi-sovereign issuers. We note that the name of the Fund itself would suggest the importance of such specific risk disclosure to investors.

Response 20. We respectfully acknowledge the comment; however, we believe the “Principal Risks of Investing in the Fund—Sovereign and Quasi-Sovereign Bond Risk” section adequately discloses these risks.

Comment 21.	We note that some restricted securities may not be accompanied by registration rights, making them highly illiquid. In addition, some authorized participants (“APs”) may not be qualified institutional buyers and may not be able to buy or sell certain restricted securities. Please consider revising the “Principal Risks of Investing in the Fund—Restricted Securities Risk” section to include disclosure of such risk in this risk factor.

Response 21. We respectfully acknowledge the comment; however, we believe that this risk is more appropriately disclosed in the “Shareholder Information—Rule 144A and Other Unregistered Securities” section.

Comment 22.	We note that the first sentence under “Principal Risks of Investing in the Fund—Risk of Cash Transactions” states that “Unlike other exchange-traded funds (“ETFs”), the Fund expects to effect its creations and redemptions partially for cash, rather than in-kind securities.” If accurate, please consider indicating that the Fund expects to effect all or a portion of its creations/redemptions for cash, as is disclosed in Item 9. Please also review the registration statement for consistent disclosure. We note that the exemptive application for the Trust indicates that creations and redemptions may be effected on a cash-only basis.

Response 22. We respectfully acknowledge the comment; however, we believe the current disclosure stating that “the Fund may effect its creations and redemptions partially for cash” is accurate, and we have revised the disclosure accordingly. Creations and redemptions for this Fund will be primarily in kind.

Comment 23.	Please revise the “Principal Risks of Investing in the Fund—Risk of Cash Transactions” section to disclose that cash creations and redemptions may also cause the Fund to incur certain costs (e.g., brokerage costs).

Response 23. The disclosure has been revised accordingly.

Comment 24.	Please revise “Risk of Cash Transactions” in both Item 4 and Item 9 to state that the Fund may subsequently recognize gains or losses on sales of portfolio securities.

Response 24. The disclosure has been revised accordingly.

Comment 25.	Please disclose that brokerage costs could be imposed on the Fund and decrease the Fund’s net asset value (“NAV”) to the extent that the costs are not offset by a transaction fee payable by an AP.

Response 25. The disclosure has been revised accordingly.

Comment 26.	Please confirm whether securities underlying the Fund are traded outside of a collateralized settlement system. If so, please revise the “Principal Risks of Investing in the Fund—Authorized Participant Concentration Risk” disclosure to indicate that a limited number of APs post collateral on certain trades on an agency basis (i.e. on behalf of other market participants).

Response 26. Securities underlying the Fund may be traded outside a collateralized settlement system, and the disclosure has been revised accordingly.

Comment 27.	Please revise the “Principal Risks of Investing in the Fund—Authorized Participant Concentration Risk” section to note that, to the extent that APs exit the business or are unable to process creations or redemptions or similar activities, this may result in a significantly diminished trading market for the Fund’s shares.

Response 27. The disclosure has been revised accordingly.

Comment 28.	In the “Principal Risks of Investing in the Fund—Absence of Prior Active Market” section, please indicate the reason why secondary markets may experience irregular trading, volatility, wide bid/ask spreads and/or extended trade settlement periods. For example, in times of market stress, both market makers and APs may step away from their respective roles in making a market in the Fund shares and in executing purchase or redemption orders.

Response 28. The disclosure has been revised accordingly.

Comment 29.	Please ensure that the discussion of intraday value (“IIV”) specifically addresses how:

a)	The IIV is calculated, (e.g., whether the IIV is based on the index, the portfolio, or the basket);

b)	What the calculation includes or does not include (e.g., operating fees or other accruals);
c)	What types of values are used for the underlying Fund’s holdings (e.g., for international ETFs, stale prices from closed foreign market updated for only currency changes.) Please disclose whether the Fund may use stale prices under certain circumstances or some other elements that might adversely affect the use of IIV as an indicator of current market value of the Fund’s shares. If there are such circumstances, please consider noting them as a principal risk of the Fund.

Response 29. The disclosure has been revised accordingly.

Comment 30.	Please consider using a more appropriate name for the “Concentration Risk” risk factor. We note that concentration is primarily for an industry or group of industries.

Response 30. The disclosure has been revised accordingly.

Comment 31.	Please supplementally disclose the broad-based securities market index that the Fund intends to use in the performance table. We note that the Fund’s underlying index would not itself qualify as the broad-based index, but could be used as an additional index.

Response 31. As the Fund has not completed at least one calendar year of operations, the Fund is not currently required to disclose its broad-based securities market index. We confirm that such information will be included in the Fund’s prospectus when required.

Comment 32.	Please consider restating the Fund’s 80% policy at the beginning of the paragraph under the “Additional Information about the Fund’s Investment Strategies and Risks—Principal Investment Strategies.”

Response 32. This disclosure has been revised accordingly.

Comment 33.	We note that the last sentence of the “Additional Information about the Fund’s Investment Strategies and Risks—Principal Investment Strategies” section states that “[T]he Adviser may choose to underweight or overweight securities, purchase or sell securities not in the Index, or utilize various combinations of other available investment techniques, in seeking to track the Index.” Please clarify or delete the sentence as it is vague and unhelpful (e.g., what other available investment techniques are being referenced).

Response 33. We respectfully acknowledge the comment; however, we believe the sentence is appropriate. This language describes the use of sampling and is important in describing certain methods used by the Fund’s portfolio managers to construct a portfolio that tracks the Index. In addition, in some instances, such flexibility allows the Fund to comply with the tax diversification and other requirements of the Internal Revenue Code.

Comment 34.	We note that the “Additional Investment Strategies” section of the Prospectus indicates that the Fund can invest in convertible securities not included in the Index. However, the index methodology specifically excludes convertible securities. Please either delete the disclosure or supplementally explain how convertible securities can be part of the Fund’s 80% basket.

Response 34. We respectfully acknowledge the comment; however, we believe that the disclosure is appropriate. Convertible securities are specifically excluded from the Index, and therefore would not be part of the Fund’s 80% basket. The Fund could potentially invest up to 20% in non-index securities, including convertible securities, in order to fulfill its investment objective of seeking to track the Index. However, it is not expected that the Fund will hold a significant position in convertible securities.

Comment 35.	We note that the last sentence of “Additional Investment Strategies” states that “The Fund will not invest in money market instruments as part of a temporary defensive strategy to protect against potential stock market declines.” If accurate, please clarify that the Fund does not employ a temporary defensive strategy.

Response 35. The Fund does not employ a temporary defensive strategy, and the disclosure has been revised accordingly.

Comment 36.	We note that the Fund is not sub-advised. Please delete the Manager of Managers Structure disclosure, or supplementally explain why it is included.

Response 36. We respectfully acknowledge your comment; however, we believe that the disclosure is appropriate in the event that a sub-adviser is approved in the future.

Comment 37.	Under the “Shareholder Information—Determination of NAV” section, please include disclosure explaining that the price of the Fund’s shares is based on market price because the Fund is an ETF. See Item 11(a)(1).

Response 37. We respectfully acknowledge your comment; however, we note the section following the “Determination of NAV” section entitled “Buying and Selling Exchange-Traded Shares” discloses that the purchase or sale of Fund shares on NYSE Arca, Inc. is based on secondary market prices, which may be different than the NAV of the shares.

Comment 38.	Please review and revise the first paragraph under the section “Shareholder Information—Buying and Selling Exchange Traded Shares” for plain English. In particular, please revise the discussion of the spread in a manner that the average investor would easily understand.

Response 38. This disclosure has been revised accordingly.

Comment 39.	Please revise the section entitled “Shareholder Information—Buying and Selling Exchange-Traded Shares—Market Timing and Related Matters” to describe the risks that frequent purchases and redemptions of the Fund’s shares may present for other Fund shareholders.

Response 39. This disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 40.	We note that the section entitled “General Description of the Trust” indicates that “the Trust reserves the right to permit or require a “cash” option for creations and redemptions of Shares of the Fund (subject to applicable legal requirements) to the extent such Shares are not created and redeemed in cash.” However, the Prospectus indicates primarily cash options. Please revise the disclosure consistent with prior comments.

Response 40. The disclosure has been revised throughout the registration statement to indicate that the Fund may effect its creations and redemptions partially for cash.

Comment 41.	Please revise the “Investment Policies and Restrictions—Swaps” section to include the types of swaps in which the Fund will invest.

Response 41. We respectfully acknowledge the comment; however, at this time, the Fund does not intend to invest in swaps. However, the Fund is permitted to do so, and may do so in certain market conditions to help achieve its investment objective. The types of swaps in which the Fund will invest would depend on then-current market conditions.

Comment 42.	The fourth paragraph under “Special Considerations and Risks—General” states that “the risk of non-correlation may be higher than other exchange-traded funds which utilize a sampling approach to the extent that the Fund invests a portion of its assets in securities that have economic characteristics that are substantially identical to the securities comprising the Index, but which are not included in the Index.” Please disclose the identities of these securities.

Response 42. We respectfully acknowledge the comment; however, we believe the current disclosure is appropriate. The Fund will invest a portion of its assets (in its 20% basket) in securities that help achieve its investment objective. The types of securities in which the Fund will invest depends on then-current market conditions.

Comment 43.	In the section entitled “Special Considerations and Risks—Concentration Considerations,” please consider stating why the Fund’s investments would be so focused (e.g., to the same extent as the Index). Please also consider using a more appropriate name for the title of the risk factor.

Response 43. This disclosure has been revised to explain why the Fund’s investments would be so focused. We respectfully acknowledge the comment regarding the title of the risk factor; however, we believe that the title is appropriate.

Comment 44.	We note that the third paragraph under “Exchange Listing and Trading” states that “as in the case of other securities traded on the Exchange, brokers’ commissions on transactions will be based on negotiated commission rates at customary levels.” Please clarify whether you mean secondary market transactions in shares of the Fund (e.g., those that would apply to retail investors).

Response 44. This disclosure has been revised accordingly.

Comment 45.	Pursuant to Item 17(b)(2)(iv), please state whether the Nominating and Corporate Governance Committee will consider nominees recommended by shareholders. If so, disclose the procedures that shareholders should follow in submitting recommendations.

Response 45. We respectfully acknowledge your comment. The Nominating and Corporate Governance Committee Charter is currently silent on this matter.

Comment 46.	We note that the “Board of Trustees of the Trust—Remuneration of Trustees” section states “the Trust pays the Chairman of the Board an annual retainer of $45,000, the Chairman of the Audit Committee an annual retainer of $19,500 and the Chairman of the Governance Committee an annual retainer of $13,000.” Please clarify if the retainers are in addition to the $80,000 annual retainer provided to the Independent Trustees or if they are a sole retainer received each year.

Response 46. This disclosure has been revised accordingly.

Comment 47.	Please clarify whether the information contained in the section “Portfolio Holdings Disclosure” is available on the Fund’s website.

Response 47. This disclosure has been revised accordingly.

Comment 48.	Please clarify the types of additional remuneration the Custodian will receive for services to the Fund in excess of out of pocket expenses.

Response 48. This disclosure has been revised accordingly.

Comment 49.	Under “Management—Portfolio Manager Compensation” section, please clarify whether any portion of the portfolio managers’ bonus or other compensation is tied to performance. If so, please identify any benchmark used to measure performance and state the period of which performance is measured.

Response 49. We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 50.	Please consider the disclosure for clearance and settlement systems for Fixed Income securities, including those that trade outside the United States.

Response 50. We respectfully acknowledge the comment; however, we believe the current disclosure is appropriate.

Comment 51.	Please review the disclosure relating to creation and redemption of Creation Units for compliance with the Fund’s amended exemptive application. The current disclosure appears more appropriate for Equity ETFs that effect creations and redemptions primarily on an in-kind basis. Please revise the disclosure if appropriate.

Response 51. The disclosure has been revised accordingly, and we hereby confirm that the Fund will create and redeem Creation Units in accordance and consistent with the representations in the Trust’s ETF Order.

Comment 52.	Please supplementally confirm that all of the Adviser’s proxy voting policies are described in Appendix A. If not, please disclose all of the Adviser’s proxy voting policies and procedures in Appendix A. If appropriate, please include the proxy voting policies and procedures of the third-party entity that the Adviser may use or that are used on the Fund’s behalf to determine how to vote proxies relating to the Fund’s portfolios. We note that the Fund would satisfy this requirement by including a copy of the Adviser’s and Glass Lewis’ actual policies and procedures in the registration statement.

Response 52. We respectfully submit that the proxy voting policies have been disclosed in Appendix A.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Tiina Vaisanen at (212) 649-8727 or Stuart Strauss at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
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